Exhibit 4.17

English Translation

Independent Contractor Agreement

Made and entered into in Tel-Aviv as of February 1, 2014

By and among:	Ituran Location and Control Ltd. P.C. 520043811 From 3 Hashikma St. Azour (the “Company”)	On the One Hand;

And:	Mr. Izzy Sheratzky I.D. 007495443 From 14 Dulchin St. Tel-Aviv ("Izzy")	On the Second Hand;

And:	A. Sheratzky Holdings Ltd. P.C. 51-3230268 From 14 Dulchin St. Tel-Aviv (the "Employer")	On the Third Hand;

WHEREAS, Izzy is the employee of the Employer and serves as the Company's President providing his services to the Company through the Employer; and

WHEREAS, in accordance with the Companies Law, 1999 (the "Companies Law"), the Company is required to approve Izzy's terms of service every three years; and

WHEREAS, on October 31, 2013, the Company adopted a compensation policy for office holders (the "Compensation Policy"); and

WHEREAS, the Company desires to adjust Izzy's terms of service such that they shall conform to the provisions of the Compensation Policy; and

WHHEREAS, Izzy has been leading the Company since 1995 and his experience and services are essential to the Company; and

WHEREAS, the Company has examined the terms of service of office holders who serve in a position similar to a President's position at peer-companies (as described in Section 2.3.7 of the Compensation Policy), including in view of the peer-companies' financial performance as compared to the Company's; and

WHEREAS, on January 28, 2014, following the approval of the Company's compensation committee and board of directors, the general meeting of shareholders of the Company approved Izzy's terms of service by a special majority as required under the Companies Law; and the parties wish to provide for the terms of service of Izzy in the Company in an agreement as set forth below;

THEREFORE IT WAS REPRESENTED AND AGREED AMONG THE PARTIES AS
FOLLOWS:

1.	Preamble and Heading

1.1.	The preamble to this agreement (this "Agreement") forms an integral part hereof.

1.2.	The headings of the sections hereof are intended for the convenience of the reader only, and should not be used for any interpretive purpose whatsoever.

2.	Review of the Services, their Quality and their Nature

In the framework of providing the Services (as defined below) to be provided by the Employer through Izzy, the Employer and Izzy shall be subject to a review of the quality and nature of the Services. The review shall be performed by the Company's board of directors and/or internal auditor and/or shareholders and/or a person appointed by the shareholders for this purpose. The Employer undertakes to consider the review and to correct whatever is required correction pursuant thereto.

3.	The Services

3.1.
The Employer shall provide the following management services to the Company through Izzy at a scope of a full-time employment. The services shall be provided personally by Izzy only, who shall serve as the President of the Company. As part of its services to the Company through Izzy, the Employer shall be responsible, among other things, for the following (the "Services"):

3.1.1.	ongoing consulting and guidance to the Company's Co-Chief Executive Officers;

3.1.2.	responsibility for the operations of the Company's subsidiaries abroad;

3.1.3.	maintaining on-going and appropriate working relations with the Company's board of directors, its subordinates and any other person that Izzy is required to contact in connection with his position;

3.1.4.
providing on-going operations' reports to the Company's board of directors and any other information required of him, and assisting, to the extent required, to the Co-Chief Executive Officers in consulting and managing board meetings;

3.1.5.	creating, advancing and maintaining relationships with major customers of the Company;

3.1.6.	locating and examining potential investments;

3.1.7.	cultivating team spirit and excellent service values within the Company's employees and his subordinates;

3.1.8.	presenting the Company's board of directors with initiatives and proposals to enhance the Company's efficiency; and

3.1.9.	performing any assignment requested of him by the Company's board of directors.

3.2.
Izzy must inform the Company's board of directors without delay of any material matter in the Company concerning his areas of responsibility and shall report to the Company's board of directors of any such matter with out delay.

3.3.	Izzy undertakes to perform his position with dedication and loyalty, to use all his capabilities, knowledge, experience and time for the benefit and advancement of the Company.

3.4.
Izzy undertakes to inform the Company's board of directors, immediately and without delay, of any matter or subject with respect to which he has a personal interest that creates and/or could create a conflict of interests with the Services and with the Company's interest.

3.5.
Since Izzy is an independent contractor engaged through the Employer and since, even if Izzy was deemed an employee of the Company for any reason, his position is considered a position that requires a special degree of personal trust, in the meaning of the Work and Rest Hours Law, 1951; then the provisions of this law shall not apply to Izzy and he shall not be entitled to any additional compensation for his services, except the compensation explicitly set forth in this Agreement.

3.6.	The Employer undertakes to provide the Services at any location required, in Israel and abroad, reasonably and without any hours' limitation.

3.7.
Upon the termination of the Employer's services to the Company through Izzy for any reason whatsoever, the Employer and Izzy undertake to orderly transfer their position as instructed by the Company and to submit to the Company all documents, information and any other material they received or that was prepared by Izzy in connection with the Services, until the termination of the Agreement.

4.	The Consideration for the Services

As a final and definite compensation for the provision of the Service to the Company and compliance with all the obligations of the Employer and Izzy pursuant to this Agreement, the Employer shall be entitled to the following compensation:

4.1.	Base Pay.

4.1.1.
The Company shall pay the Employer a monthly payment in the amount of NIS 225,000 (two hundred twenty five thousand NIS) plus VAT (the "Fixed Monthly Pay") against the receipt of a lawful tax invoice and an exemption from deduction of tax at the source. If the Company is not presented with an approval of such exemption, it shall be entitled to deduct from the Fixed Monthly Pay all taxes applicable to the Employer that it must deduct at the source pursuant to the law. The Fixed Monthly Pay shall be linked to the consumer price index for December 2013 and shall be accordingly adjusted at the beginning of each calendar year during the term hereof. It is hereby clarified that except as set forth below, the Fixed Monthly Pay is the final and definite consideration for the Services and any tax applicable to the Employer and/or Izzy with respect to the receipt of such consideration, shall be paid by them.

4.1.2.
At the request of the Employer, part of the Fixed Monthly Pay may be granted through benefits, such as the provision of a company car for the use of Izzy and the payment of its maintenance costs and the cost of tax resulting therefrom.

The Fixed Monthly Pay shall also include Izzy's entitlement for vacation and sick days as follows: Izzy shall be entitled to 25 days of vacation for each full year hereunder (on the basis of 5 work days per week); and to sick days in the amount set forth in the Sick Pay Law, 1976.

4.1.3.
Subject to the explicit provisions of this Agreement, the Employer alone shall bear (for Izzy) income tax payments, social security, health insurance and any other payment for any tax authority with respect to the Fixed Monthly Pay. In the event that as a result of this Agreement, additional tax expenses are created, such shall be fully borne by the Employer and the Company shall not be requested to bear them, even if such requests shall be presented to it.

4.1.4.
Izzy may request to provide the Services to the Company as an employee, and not through the Employer, and in such event, Izzy and the Company shall execute an employment agreement in lieu of this Agreement, which shall also set forth the provisions of social security and other benefits that the Company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation Policy in this respect); and the Employer shall not have any claim or demand towards the Company. However, it is agreed that in any event, the nature of the agreement pursuant to which the Services are provided shall not affect the cost to the Company of the provision of the Services as set forth in this Agreement.

4.2.
Expenses. Izzy shall be entitled to payment and/or reimbursement of expenses, including hosting expenses and subsistence allowance abroad, against the presentation of receipts and/or a report in compliance with the Company's procedures, as customary at the Company, and to the receipt of a Company's credit card for this purpose. In addition, the Company shall pay the Employer on the date of payment of the Fixed Monthly Pay, an amount equal to NIS 250, linked to the consumer price index for December 2013, as participation in Izzy's expenses for business phone calls from his home.

4.3.	Target-based Cash Incentive.

4.3.1.
In addition to the Fixed Monthly Pay, the Employer shall be entitled to receive target-based cash incentives (the "Target Based Cash Incentives") for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the Effective Date, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (in USD thousands)	Level of Incentive - As a Percentage of the Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity (as defined below) of 15%, and a minimum Company's Profit-Before-Tax of USD 24 million.

"Return on Equity" means,  with respect to a particular calendar year, the ratio between the net income for such year and the average of the shareholders' equity at the beginning of such calendar year and at the end of each calendar quarter of such year; calculated in accordance with the Company's audited or reviewed consolidated financial statements for such year, as the case may be, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Profit-Before-Tax" means, with respect to a particular calendar year, the Company's profit before tax for such year in accordance with the Company's audited consolidated financial statements for such year, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Executive Officers" means Office Holders of the Company ("Nosei Misra", as such term is defined in the Companies Law) who serve as the Company's President, Co-Chief Executive Officers and other executives who are deemed Office Holders of the Company, as well as Office Holders of the Company's Israeli wholly owned subsidiaries, provided they report to the Company's CEO.

"Cost of Pay" means, the amount reflected by the tax invoice(s) issued by the Employer to the Company with respect to the Fixed Monthly Pay plus the cost to the Company of the company car provided to Izzy and related expenses (if provided). It is clarified, that in the event that Izzy shall provide the Services to the Company as an employee, the term "Cost of Pay" means the base pay paid to Izzy (i.e. gross fixed payment for the Services not including expenses, benefits and bonuses) plus 40% thereof.

4.3.2.
The Employer shall be entitled to Target-based Cash Incentives with respect to a calendar year in which the Minimum Threshold has been achieved, upon the lapse of 30 days from the date of publication of the Company's audited annual financial statements (the "Entitlement Date"); and such cash incentive shall be paid on the Entitlement Date. However, if the Target-based Cash Incentive pursuant to section 4.3.1 above exceeds an amount equal to 100% of the annual Cost of Pay for such year (the "100% Threshold"), then 20% of the amount by which the Target-based Cash Incentive exceeds the 100% Threshold (the "Deferred Portion") shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) or during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

4.3.3.
The Company may pay to the Employer advances on account of expected Target-based Cash Incentives, based on the Company's reviewed financial statements, prior to the Entitlement Date; provided that if on the Entitlement Date, it turns out that such advances exceed the Target-based Cash Incentives to which the Employer is entitled, then the excess amounts shall be returned to the Company or shall be deducted from the payment of the remainder Target-based Cash Incentives on the Entitlement Date, as the case may be.

4.4.	Excess Return Cash Incentives

4.4.1.
In addition to the Fixed Monthly Pay and the Target-based Cash Incentives, the Employer shall be entitled to receive a cash grant based on the Company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below (the "Excess Return Cash Incentive").  In the event that the Company shall de-list from the Tel-Aviv Stock Exchange, and the Company's board of directors and compensation committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive, this section shall be revised automatically in order to reflect such resolution of the compensation committee and the board.

"Company's Stock Yield" means the percentage of increase or decrease of the Company’s stock price on the Tel-Aviv Stock Exchange over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the Company's shares on the Tel-Aviv Stock Exchange during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

"TA 100 Index's Yield" means the percentage of increase or decrease of the TA 100 Index over an Examined Period, calculated based on the average TA 100 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

4.4.2.
At the end of each calendar year following the Effective Date, the Company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of this Agreement – since the date of its approval by the Company's general meeting of shareholders (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, the Employer shall receive an amount equal to 50% of the monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. The Excess Return Cash Incentive for each year shall not exceed an amount equal to Izzy's annual Cost of Pay for such year. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

4.4.3.
To the extent that the Employer is entitled to receive an Excess Return Cash Incentive with respect to a certain calendar year, then such incentive shall be paid within 30 days from the end of such calendar year.

4.5.	Restrictions and Terms for the Payment of the Target-based Cash Incentives and the Excess Return Cash Incentive (the "Grants").

4.5.1.
In the event that this Agreement is terminated during a calendar year, the Company's compensation committee and board of directors shall determine the relative amounts out of the Grants to which the Employer is entitled for the portion of the year during which this Agreement was in force; and these amounts shall be paid within 30 days after the termination of this Agreement.

4.5.2.
It is hereby clarified that in the event that the initial calculation of all the Executive Officers' variable compensation pursuant to their service and employment agreements, as the case may be, would have resulted in the Company's failure to achieve the Minimum Threshold, then the amounts of the target-based cash incentives for each Executive Officer (including Izzy through the Employer) shall be reduced in proportion to his/her portion of the total target-based cash incentives for all Executive Officers such that the Minimum Threshold shall be achieved.

4.5.3.
On the date of determination of Izzy's entitlement for a Target-based Cash Incentive for a particular year, the Company's compensation committee shall examine whether the total amount of grants to which Executive Officers are entitled with respect to such calendar year and which constitute variable components of their terms of services (the "Total Amount of Grants to Executive Officers"), exceed an amount equal to 10% of the Company's EBITDA for such year (the "EBITDA's Threshold"). In such event, the amount by which the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold shall be referred to as the "Excess Amount".

In the event that the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold, then the Grants to which the Employer is entitled shall be reduced by an amount equal to the Employer's Rate of Grants (as defined below) out of the Excess Amount. The term "Employer's Rate of Grants" means the percentage which the Employer's Grants constitute out of the Total Amount of Grants to Executive Officers. It is clarified that the EBITDA for a particular calendar year shall be calculated in accordance with data extracted from the Company's audited consolidated annual financial statements, after taking into account the Executive Officers' fixed compensation but excluding their variable compensation.

4.5.4.	The Company's board of directors shall have the right, under special circumstances at its discretion, to reduce the amount of Grants to which the Employer is entitled, upon a 60 days prior notice.

4.5.5.
The Employer and Izzy undertake to return any compensation paid to the Employer on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the Company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Employer has a right to reclaim such tax payments with respect to Grants which were paid in excess from the relevant tax authorities, then the Employer shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the Company.

5.	Confidential Information and Non-Compete

5.1.
Izzy undertakes to maintain in complete secrecy all Information it receives while and upon the provision of the Services to the Company hereunder. "Information" means, including prices, costs, lists of service providers, lists of customers, plans, quantities,  profit and loss calculations, market research, computer programs, information technologies and any other information of the Company which is not in the public domain. In addition, Izzy undertakes not to intentionally harm the Company's reputation in any manner. This undertaking shall survive the termination of this Agreement.

5.2.
For twelve months following the termination of Services to the Company, Izzy shall not engage within Israel and within any other country in which the Company conducts its business, in any undertaking which directly competes or could directly compete with the Company, either individually and/or through any other entity on his behalf, whether as an employee or independently and whether directly or indirectly, unless the Company has agreed to such engagement in writing and in advance.

5.3.
For the avoidance of doubt, it is certified that any existing and/or future developments, improvements in the Company's products and any intellectual property resulting from the provision of the Services by Izzy, including registered or unregistered rights, whether developed by Izzy during the work hours or outside of the work hours, within or outside the Company's offices, including in Izzy's home, in Israel or abroad, shall be the sole property of the Company.

6.	Term of the Agreement

6.1.
This Agreement became effective on February 1, 2014 (the "Effective Date") and shall remain in effect, unless otherwise amended in writing, which is signed by all the parties hereof, and/or terminated pursuant to the provisions of sections 6.2-6.4 below, for a period of three years.

6.2.
Each of the Company and the Employer may notify the other party of the termination of this Agreement by a 180-days prior written notice (the "Advanced Notice Period"). During the Advanced Notice Period, the provisions of this Agreement shall continue to bind the parties hereof, however, the Company may inform the Employer that it does not wish to receive the Services by Izzy and that Izzy should not arrive to the Company's offices. In such event, the Employer and Izzy shall be entitled to all their rights hereunder. At the end of the Advanced Notice Period, Izzy shall return to the Company its cellular phone, the company car and any other Company's equipment in his possession (if any).

6.3.	Notwithstanding the provisions of section 6.2 above, the Company may terminate this Agreement without an advance notice and without compensation if the following shall occur:

6.3.1.	Izzy is convicted of a criminal offense involving moral turpitude;

6.3.2.	A final court ruling (without the possibility of appeal) determines that Izzy has breached his fiduciary duty towards the Company;

6.3.3.
A final court ruling (without the possibility of appeal) determines that Izzy has materially breached the Agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

6.4.	Without derogations from the generality of this section, this Agreement shall automatically terminate at the commencement of the Company's dissolution.

7.	Izzy - Independent Contractor

7.1.
Each of Izzy and the Employer represent and undertake that their status towards the Company is that of an independent contractor and that no employee-employer relations exist between each of them and the Company.

7.2.
The Employer is aware that the compensation paid to it hereunder, is paid by the Company based on the Employer being an independent contractor and based on the fact that no employee-employer relations exist in this respect as stated above; and that the existence of employee-employer relations would have substantially reduced the compensation paid by the Company to the Employer.

7.3.
In view of the above, the parties agree that if a court shall determine in the future that notwithstanding the provisions of this Agreement, employee-employer relationship do exist between the parties (or any of the corporations composing the Ituran group, hereinafter referred to as "Ituran"), then an alternative arrangement shall apply among the parties pursuant to which 40% of the Fixed Monthly Pay received by the Employer from the Company hereunder shall be deemed as a loan extended to the Employer by the Company, which loan shall be linked to the consumer price index and bears an annual interest of 5% (the "Loan") and the remaining 60% of the Fixed Monthly Pay shall be deemed salary and benefits ordinarily paid to an employee of the Company.

7.4.
The Loan and its revenues shall become payable on the day in which the Company or Ituran were first submitted with a demand to recognize the existence of employee-employer relations between Izzy or the Employer and the Company and/or Ituran. In such an event, the Employer shall be obligated to repay the Loan and its revenues to the Company upon the first written demand therefor, after deduction of amounts constituting severance pay and social benefits, pursuant to a final ruling of a court.

7.5.
Without derogating from the above, in the event that, for any reason whatsoever, the tax authorities and/or social security and/or with respect to health insurance and/or any other authority, demand payment of any tax differences from the Company resulting from the Company's engagement with the Employer and Izzy hereunder, then the Employer and Izzy undertake to indemnify the Company for any such payment, immediately upon the Company's first demand therefor in writing.

8.	General

8.1.
This Agreement is a special agreement between the Company and the Employer and Izzy, and fully regulates all the terms of service of Izzy to the Company. Nothing contained herein shall derogate from Izzy's right to receive indemnification and office holders' insurance coverage as approved and shall be approved by the Company from time to time.

8.2.
Any promise, obligation, undertaking, announcement or representation and so forth, which were given or made on behalf of the Company and/or its shareholders and/or the Employer and/or Izzy prior to the execution of this Agreement, if any, are terminated and invalidated hereof, except and to the extent they are explicitly included in this Agreement.

8.3.	If any provision of this Agreement is terminated by any court or declared invalid for any reason, the remaining provisions of this Agreement shall remain in effect.

8.4.
The addresses of the parties are as set forth in the preamble to this Agreement, Any notice delivered by a party to another by registered mail shall be deemed to have been received by the addressee at the lapse of 72 hours from the time of its submission for delivery at the post office, and if delivered by hand – upon its delivery. A party that changes its address, shall immediately inform the other party of such change in writing.

8.5.	The parties execute this Agreement after they have carefully read it and they represent that they are aware of the content and meaning of their undertakings hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

[Signed] Ituran Location and Control Ltd. By: ____________________ Position: ________________	[Signed] Izzy Sheratzky

[Signed]
A.	Sheratzky Holdings Ltd.
By: ___________________
Position: _______________